Exhibit 99.1

Silver Elephant Completes Acquisition of Minago Nickel Sulphide
Project in Thompson Nickel Belt Manitoba, Canada

Vancouver, British Columbia, February 10, 2021 – Silver Elephant Mining Corp. (“Silver Elephant” or “the Company”) (TSX:ELEF, OTCQX:SILEF, Frankfurt:1P2N) is pleased to announce that further to its press release dated January 22, 2021, it has acquired of the Minago nickel project (“Minago project”) from Victory Nickel Inc. (“Victory Nickel”) pursuant to an Asset Purchase Agreement dated January 21, 2021 between the Company and Victory Nickel (“APA”).

The Minago project encompasses a 197 km2 prospective land package and hosts one of the largest greenfield open-pit nickel sulphide deposits in Canada, the Nose deposit, which contains 790 million pounds of historic nickel resource (68.7 Mt grading 0.52% Ni). Besides the Nose deposit, other drilled discoveries that have been made at the project such as the North Limb deposit which will add to Minago’s future global nickel resource estimate.

A qualified person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. The Company is not treating the historical estimate as current mineral resources or mineral reserves.

Transaction details:

Under the terms of the APA,

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Silver Elephant acquired the Minago project from Victory Nickel for aggregate consideration of US$11,675,000, which consists of a US$6,675,000 (“Property Payment”) credit against certain secured debt owed by Victory Nickel to Silver Elephant and US$5,000,000 worth of Silver Elephant common shares (“Consideration Shares”) to be issued to Victory Nickel over a 1-year period. An initial tranche of 5,363,630 Consideration Shares worth US$2,000,000 was issued on February 9, 2021, a further US$2,000,000 worth of Consideration Shares will be issued on or before August 31, 2021, and a further US$1,000,000 worth of Consideration Shares on or before December 31, 2021, at such timings as may be determined at the sole option of Silver Elephant. All Consideration Shares are subject to 4-month plus 1-day statutory hold period.

The Property Payment was a credit in favour of Victory Nickel against an aggregate of approximately US$11,880,000 owed by Victory Nickel pursuant to a Secured Debt Facility (“SDF”).

Immediately prior to acquiring the Minago project, Silver Elephant acquired the SDF for US$6,675,000 in cash and 3 million Silver Elephant common share purchase warrants, each exercisable for a period of 2 years at an exercise price of $0.4764 from an arms-length party pursuant to a Debt Purchase and Assignment Agreement signed on January 15, 2021.

The SDF has been restructured to bear zero percent interest and to expire on February 8, 2026, which will automatically be extended in 5-year increments. Silver Elephant will credit the remaining balance under the SDF to Victory Nickel’s benefit, upon completion of an independent economic study proving positive net present value in respect of the Minago project during the term of the SDF. Silver Elephant has agreed to reimburse up to $200,000 of financial advisory services rendered by Red Cloud Securities Inc. as disclosed in a news release dated October 30, 2020 of Victory Nickel.

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Silver Elephant has subscribed to 40,000,000 common shares of Victory Nickel (“VN share”) at a price per VN share of $0.025 for cash consideration of $1,000,000, which will result in Silver Elephant owning approximately 29% of Victory Nickel post-investment on a non-diluted basis. Each VN share is subject to 4-month plus 1-day statutory hold period.

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Additionally, Silver Elephant has agreed to issue to Victory Nickel $2,000,000 in Silver Elephant common shares, upon the price of nickel exceeding US$10 per pound for 30 consecutive business days, at any time before December 31, 2023.

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Silver Elephant granted Victory Nickel the right of first refusal exercisable until December 31, 2023 with respect to the exploration of the sandstone (non-nickel bearing sulphides) resources for frac sand extraction at the Minago Project.

$ are CAD unless otherwise noted

Qualified Person

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by it. Mr. Oosterman is a qualified person (“QP”) as defined by the guidelines in NI 43-101.

About Silver Elephant

Silver Elephant Mining Corp. is a premier mining and exploration company of energy metals.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

John Lee
Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Silver Elephant’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions, including, but not limited to, the ability of the Company to explore the Minago Project, the ability of the Company to capitalize on the Minago Project, global commodities prices and volatility, the ability of the Company to access financing on terms acceptable to the Company, the ability of the Company and Victory Nickel to obtain the final approval of the Toronto Stock Exchange and the Canadian Securities Exchange respectively, future exploration and drilling results at the Minago Project and elsewhere, political risks, risks associated with the ongoing COVID-19 pandemic, general economic, social and securities risks, and any other risks noted in the Company’s public disclosure record, and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.